UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              WILSON HOLDINGS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    972234108
                                 (CUSIP NUMBER)

                                DECEMBER 19, 2005
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


                               Page 1 of 12 Pages

CUSIP No. 972234108                   13G                     Page 2 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Grandview, LLC
     04-3724062
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,250,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,250,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,250,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 972234108                   13G                     Page 3 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Partners, L.P.
     13-3521699
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,250,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,250,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,250,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 972234108                   13G                     Page 4 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millenco, L.P.
     13-3532932
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,250,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN, BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 972234108                   13G                     Page 5 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Management, L.L.C.
     13-3804139
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,250,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,250,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,250,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 972234108                   13G                     Page 6 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Israel A. Englander
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,250,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,250,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,250,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 972234108                   13G                     Page 7 of 12 Pages

Item 1.

(a)   Name of Issuer

      Wilson Holdings, Inc., a company incorporated under the laws of Nevada (the "Company").

(b)   Address of Issuer's Principal Executive Offices:

      2700 Via Fortuna, Suite 400
      Austin, Texas 78746

Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship

      Grandview, LLC
      c/o Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: Delaware

      Millennium Partners, L.P.
      c/o Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: Cayman Islands

      Millenco, L.P.
      c/o Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: Delaware

      Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: Delaware

      Israel A. Englander
      c/o Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: United States

(d)   Title of Class of Securities

      Common Stock, par value $0.001 per share ("Common Stock")

(e)   CUSIP Number

      972234108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

CUSIP No. 972234108                   13G                     Page 8 of 12 Pages

(a)   |_|   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            78o).

(b)   |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)   |_|   Investment company registered under Section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   |_|   An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)   |_|   A parent holding company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G);

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

(a)   Amount Beneficially Owned

      As of the close of trading on the date of this filing, each Reporting Person may be deemed the beneficial owner of 1,250,000 shares of Common Stock currently issuable to Grandview, LLC, a Delaware limited liability company ("Grandview") upon conversion of a 5% Convertible Note in a principal amount of $2,500,000 due December 1, 2012 (the "Note").

      The number of shares of Common Stock into which the Note is convertible is limited pursuant to the terms of the Note to that number of shares which would result in Grandview having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock.

      The manager of Grandview, LLC is Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners"). The general partner of Millennium Partners and Millenco, L.P. ("Millenco") is Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), and consequently Millennium Management may be deemed to have voting control and investment discretion over securities owned by Grandview, by Millennium Partners and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by either of Millennium

CUSIP No. 972234108                   13G                     Page 9 of 12 Pages

Management or Mr. Englander as to beneficial ownership of the shares owned by Grandview, Millennium Partners or Millenco.

      Note: Millennium Partners is a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities position.

(b)   Percent of Class

      As of the close of trading on the date of this filing, each Reporting Person may be deemed the beneficial owner of 1,250,000 shares of Common Stock, or 6.6% of the Company's issued and outstanding shares of Common Stock (which percentage was calculated based on 17,706,626 total outstanding shares of Common Stock as of December 19, 2005, as disclosed by the Company in Section 3.2 of the Securities Purchase Agreement dated as of December 19, 2005 between the Company and each of the purchasers named therein).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:

            -0-

      (ii)  Shared power to vote or to direct the vote

            1,250,000 shares of Common Stock

      (iii) Sole power to dispose or to direct the disposition of

            -0-

      (iv)  Shared power to dispose or to direct the disposition of

            1,250,000 shares of Common Stock

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following | |.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      See Exhibit I.

Item 9. Notice of Dissolution of Group

      Not applicable.

CUSIP No. 972234108                   13G                    Page 10 of 12 Pages

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of December 20, 2005, by and among Grandview, LLC, Millennium Partners, L.P., Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. 972234108                   13G                    Page 11 of 12 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 20, 2005

GRANDVIEW, LLC                                MILLENCO, L.P.

By: Millennium Partners, L.P.,                By: Millennium Management, L.L.C.
    its manager                                   its general partner
By: Millennium Management, L.L.C.
    its general partner                       By:  /s/ Terry Feeney
                                                 -------------------------------
By:  /s/ Terry Feeney                            Name:  Terry Feeney
   -------------------------------               Title: Chief Operating Officer
   Name:  Terry Feeney
   Title: Chief Operating Officer


MILLENNIUM PARTNERS, L.P.                     MILLENNIUM MANAGEMENT, L.L.C.

By: Millennium Management, L.L.C.             By:  /s/ Terry Feeney
    its general partner                          -------------------------------
                                                 Name:  Terry Feeney
By:  /s/ Terry Feeney                            Title: Chief Operating Officer
   -------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


/s/ Israel A. Englander by David Nolan
pursuant to Power of Attorney
filed with SEC on June 6, 2005
----------------------------------
Israel A. Englander

CUSIP No. 972234108                   13G                    Page 12 of 12 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Wilson Holdings, Inc., a company incorporated under the laws of Nevada, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 20, 2005

GRANDVIEW, LLC                                MILLENCO, L.P.

By: Millennium Partners, L.P.,                By: Millennium Management, L.L.C.
    its manager                                   its general partner
By: Millennium Management, L.L.C.
    its general partner                       By:  /s/ Terry Feeney
                                                 -------------------------------
By:  /s/ Terry Feeney                            Name:  Terry Feeney
   -------------------------------               Title: Chief Operating Officer
   Name:  Terry Feeney
   Title: Chief Operating Officer


MILLENNIUM PARTNERS, L.P.                     MILLENNIUM MANAGEMENT, L.L.C.

By: Millennium Management, L.L.C.             By:  /s/ Terry Feeney
    its general partner                          -------------------------------
                                                 Name:  Terry Feeney
By:  /s/ Terry Feeney                            Title: Chief Operating Officer
   -------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


/s/ Israel A. Englander by David Nolan
pursuant to Power of Attorney
filed with SEC on June 6, 2005
----------------------------------
Israel A. Englander